May 3, 2005

Mail Stop 0510

By U.S. mail and facsimile to (561) 276-9964

Mr. W. Richard Lueck
Chief Executive Officer
Geotec Thermal Generators, Inc.
110 East Atlantic Avenue, Suite 200
Delray Beach, FL  33444

	RE:  	Form 8-K Item 4.01 filed April 28, 2005
		File # 000-26315

Dear Mr. Lueck:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


1. Amend your Form to indicate whether the board of directors recommended or approved the decision to change accountants.
Refer
to Item 304(a)(1)(iii) of Regulation S-B.

Exhibit 16:

2. Please amend the Exhibit 16 to indicate the correct date of your
Form 8-K.  The Exhibit 16 indicates the date of your Form 8-K is
April 25, 2005.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


*  *  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your amended Form 8-K and supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review.
Direct any questions regarding the above to the undersigned at
(202) 824-5525.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. W. Richard Lueck
Geotec Thermal Generators, Inc.
May 3, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE